SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of July, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ n.º 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE EXECUTIVE BOARD OF UNIBANCO HOLDINGS S.A., HELD ON JULY 07, 2006.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 22º floor, São Paulo, State of São Paulo, at 10.30 a.m.

CHAIRMAN: Israel Vainboim

QUORUM: More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

I. STOCK DIVIDEND (“BONIFICAÇÃO DE AÇÕES”)

In view of the approval by the Central Bank of Brazil and by the Brazilian Security Exchange Commission, respectively, of the increase of the corporate capital of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. ("Unibanco") by means of issuance of new shares in the proportion of 100% (one hundred percent) (“Bonificação de Ações”), as approved by the Extraordinary Shareholders Meeting held on June 29th, 2006, and of the request of modification of the Global Depositary Shares (“GDSs”) Program of Unibanco and Unibanco Holdings, in order to alter the ratio of 5 (five) Units per every GDS to ten (10) Units per GDS, this Board decided, together with the Board of Unibanco, that the Bonificação de Ações shall be effective on July 17th, 2006.

Thus, the existing shareholders until that date will be beneficiated, which means that the shares of the Company and of Unibanco will be traded with the right to receive the new shares issued until, and including, July 17th, 2006. From July 18th, 2006 on, the shares of Unibanco and of Unibanco Holdings will be traded ex-right to receive the new shares. In the same way, as of July 18th, 2006, the GDS of Unibanco and Unibanco Holdings shall be traded representing 10 (ten) Units.

II. PROPOSAL FOR THE PAYMENT OF INTEREST ON CAPITAL STOCK

1. Approved, for further appreciation of the Board of Directors, the proposal of payment of interest on capital stock referred to the second quarter of 2006 to the shareholders of the Company, on the following amounts:

(i) The gross amount of R$ 0.0337633 for each common share and of R$ 0.0337633 for each preferred share; and

(ii) The net amount of R$ 0.0286988 for each common share and of R$ 0.0286988 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. Besides that, the proposal of payment to the shareholders of interest on capital stock complementary to the interest declared and paid according to the profit of the first semester of 2006, on the following amounts:

(i) The gross amount of R$ 0.0717635 for each common share and of R$ 0.0717635 for each preferred share; and

(ii) The net amount of R$ 0.0609990 for each common share and of R$ 0.0609990 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

3. Considering the proposals of items 1 and 2 above, the total amount proposed for the payment of interest on the capital stock to the shareholders of the Company corresponds to:

(i) The gross amount of R$ 0.1055268 for each common share and R$ 0.1055268 for each preferred share; and

(ii) The net amount of R$ 0.0896978 for each common share and R$ 0.0896978 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4. In case of approval of the proposals mentioned on items 1 and 2 above, the payment of the referred interest will be effected in the form of the item 6 below. The amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of § 7th of the 9th article of the Federal Law nº 9,249/95 and of the caput of article 36 of the By-Laws of the Company.

5. Consequently, if the Board of Directors of Unibanco approves a similar proposal to the one described on the item 1 above on the Meeting of the Board of Directors to be held on July 18th, 2006, the bearer of Shares Deposit Certificates (“Units”) will be entitled to receive interest on the capital stock referred to total amount paid to the shares for it represented, in the form below:

(i) The gross amount of R$ 0.2408447 for each Unit;

(ii) The net amount of R$ 0.2047180 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);

6. Finally, in the case of approval of the above proposals, the payment of the mentioned interest will occur on July 31st, 2006 and the shares of the Company will be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, from July 19th, 2006 on. The date of July 21st, 2006 will be considered as “Record Date” in order to comply with the Company’s obligations under the Global Depositary Shares (“GDS”) program maintained by the Company in the United States of America.

7. It is important to mention that the above proposed amounts already reflects the number of shares after the stock dividend (“Bonificação de Ações”), considering that it shall be effective on July 17th, 2006, thus, before the Meeting of the Board of Directors that will decide upon the payment of the Interest on the Capital Stock proposed.

São Paulo, July 07th, 2006. (aa) Israel Vainboim, Geraldo Travaglia Filho and José Lucas Ferreira de Melo. The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, July 07th, 2006.

___________________________________

___________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 11, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer